UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hovnanian Enterprises, Inc.

(Name of Issuer)

Class B Common Stock, $.01 par value per share

(Title of Class of Securities)

442487302

(CUSIP Number)

Ara K. Hovnanian

110 West Front Street

P.O. Box 500

Red Bank, New Jersey 07701

(732) 747-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	442487302

1	NAME OF REPORTING PERSON Hovnanian Family 2012 L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,883,395
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,883,395
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,883,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%
14	TYPE OF REPORTING PERSON OO

Statement on Schedule 13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Class B Common Stock, $.01 par value per share (the “Class B Common Stock”), of Hovnanian Enterprises, Inc., a Delaware corporation (the “Issuer”). The Class B Common Stock is non-cumulative and is convertible at any time on a share for share basis to the Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), of the Issuer, non-cumulative. The principal executive offices of the Issuer are located at 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701.

The Issuer is a holding company, the consolidated subsidiaries of which primarily design, construct, market and sell single-family detached homes, attached townhomes and condominiums, urban infill and active adult homes in planned residential developments.

Item 2. Identity and Background

(a)-(c), (f). This Statement is being filed on behalf of Hovnanian Family 2012 L.L.C., a Delaware limited liability company (the “2012 LLC”). The 2012 LLC is managed by Peter S. Reinhart as manager and Ara K. Hovnanian as special purpose manager with respect to investments in securities of the Issuer. Each of Messrs. Reinhart and Hovnanian is a citizen of the United States of America. The business address of the 2012 LLC and each of the managers is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701. The 2012 LLC is principally engaged in managing certain interests of the Hovnanian family in the Issuer. The principal occupation of Ara K. Hovnanian is Chairman of the Board, Chief Executive Officer, President and Director of the Issuer. Peter S. Reinhart is retired; his principal occupation previously was Senior Vice President and General Counsel of the Issuer.

(d), (e). During the past five years, none of the 2012 LLC, Ara K. Hovnanian nor Peter S. Reinhart has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The 2012 LLC received the shares of Class B Common Stock as part of a contribution from its initial sole member, the Executors of the Estate of Kevork S. Hovnanian, deceased (the “Executors”).

Item 4. Purpose of Transaction

In connection with the formation of the 2012 LLC, the Executors, in their capacity as executors, contributed 970,849 shares of Class A Common Stock and 3,883,395 shares of Class B Common Stock to the 2012 LLC in exchange for 100% of the limited liability company interests in the 2012 LLC. Following such contribution and pursuant to the terms of the Will of Kevork S. Hovnanian, deceased (the “Will”), the Executors, in their capacity as executors, transferred all of the interests in the 2012 LLC to the marital trust created under the Will for the benefit of Sirwart Hovnanian (the “2012 Marital Trust”). Following such transfer, the 2012 Marital Trust distributed all of such interests to Sirwart Hovnanian, who in turn transferred such interests to trusts for the benefit of her children.

Ara K. Hovnanian is the Chairman of the Board, Chief Executive Officer, President and Director of the Issuer and is special purpose manager with respect to investments in securities of the Issuer. In his capacity as special purpose manager of the 2012 LLC with respect to investments in securities of the Issuer, Ara K. Hovnanian, intends to take an active role in working with management of the Issuer on operational, financial and strategic initiatives. Additionally, in his capacity as a stockholder, Ara K. Hovnanian intends to review on an ongoing basis the investment of the 2012 LLC in the Issuer. Depending on the factors discussed below, the 2012 LLC (subject to applicable law) may acquire additional shares of Class B Common Stock; may sell shares of Class B Common Stock in a public offering, pursuant to a registration statement, pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions, or in sales otherwise registered or exempt from registration under the Securities Act; may distribute shares of Class B Common Stock to members; or may engage in any combination of the foregoing. Further, subject to applicable law, the 2012 LLC may enter into derivative transactions or alternative structures with respect to the shares of Class B Common Stock. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that the 2012 LLC may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the shares of Class A Common Stock and/or Class B Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the 2012 LLC, potential tax considerations and other factors.

While the 2012 LLC has no specific plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the 2012 LLC may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a)-(b) The answers to clauses (a) and (b) of Item 5 of Schedule 13D are set forth below for the 2012 LLC and for each of the managers of the 2012 LLC, Peter S. Reinhart and Ara K. Hovnanian. Peter S. Reinhart disclaims beneficial ownership of the Class B Common Stock beneficially owned by the 2012 LLC. Ara K. Hovnanian is the special purpose manager of the 2012 LLC with respect to investments in securities of the Issuer and has the sole power to vote and dispose of the shares of Class B Common Stock held by the 2012 LLC.

1. The 2012 LLC

(a) The 2012 LLC beneficially owns 3,883,395 shares of Class B Common Stock. The shares beneficially owned represent approximately 26.5% of the shares of Class B Common Stock, based upon 14,658,353 shares of Class B Common Stock outstanding as of December 14, 2012 as set forth in the Annual Report on Form 10-K filed by the Issuer on December 20, 2012 (the “Form 10-K”).

(b) The 2012 LLC has the sole power to vote or to direct the vote and to dispose or direct the disposition of the 3,883,395 shares of Class B Common Stock beneficially owned by it.

2. Ara K. Hovnanian, special purpose manager of the 2012 LLC with respect to investments in securities of the Issuer

(a) Ara K. Hovnanian beneficially owns 8,994,960 shares of Class B Common Stock, including 750,000 shares of Class B Common Stock subject to options either currently exercisable or exercisable within 60 days. The shares beneficially owned represent approximately 58.4% of the shares of Class B Common Stock, based upon 14,658,353 shares of Class B Common Stock outstanding as of December 14, 2012 as set forth in the Form 10-K, plus (for purposes of computing such percentage) the shares of Class B Common Stock underlying such options.

The shares beneficially owned by Ara K. Hovnanian also include 3,883,395 shares of Class B Common Stock held by the 2012 LLC, for which Ara K. Hovnanian is special purpose manager with respect to investments in securities of the Issuer, 3,255,251 shares of Class B Common Stock held by the Executors for which Ara K. Hovnanian is special purpose Executor with respect to investments in securities of the Issuer, 431,394 shares of Class B Common Stock held in family related trusts as to which Ara K. Hovnanian has shared voting and shared investment power and 195,274 shares of Class B Common Stock held by Mr. Hovnanian’s wife and children. Ara K. Hovnanian disclaims beneficial ownership of such shares, except to the extent of his potential pecuniary interest in such trusts and accounts.

(b) Ara K. Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 8,368,292 shares of Class B Common Stock.

Ara K. Hovnanian shares the power to vote or direct the vote and to dispose or direct the disposition of 626,668 shares of Class B Common Stock. Ara K. Hovnanian shares such voting power and dispositive power with, depending on the particular trust or account, his wife and Peter S. Reinhart. The business address of each of such persons is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701. Each of such persons is a citizen of the United States and, during the past five years, none of such persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3. Peter S. Reinhart, as manager of the 2012 LLC

(a) Peter S. Reinhart, as manager of the 2012 LLC, holds no voting or dispositive control over the securities held by the 2012 LLC. Peters S. Reinhart also serves as trustee of the Sirwart Hovnanian 1994 Marital Trust (the “1994 Marital Trust”), which is the Managing General Partner of the Kevork S. Hovnanian Family Limited Partnership (the “Limited Partnership”), and in such role, beneficially owns 5,210,091 shares of Class B Common Stock. The shares beneficially owned represent approximately 35.5% of the shares of Class B Common Stock, based upon 14,658,353 shares of Class B Common Stock outstanding as of December 14, 2012 as set forth in the Form 10-K.

(b) As trustee of the 1994 Marital Trust, which is also the Managing General Partner of the Limited Partnership, Peter S. Reinhart has sole power to vote or to direct the vote and to dispose or direct the disposition of 5,210,091 shares of Class B Common Stock beneficially owned by him in such capacity.

(c) During the past 60 days, except as described in Item 4 and a gift by Ara K. Hovnanian of 5,000 shares of Class B Common Stock on December 21, 2012 to each of his two children, none of the 2012 LLC, Ara K. Hovnanian and Peter S. Reinhart, as manager of the 2012 LLC and trustee of the 1994 Martial Trust, has effected any transaction in shares of Class B Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2012

HOVNANIAN FAMILY 2012 L.L.C.

/s/ Ara K. Hovnanian
Ara K. Hovnanian, HEI special purpose manager